July 27, 2010
VIA EDGAR CORRESPONDENCE
Duc Dang
Attorney—Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

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File No. 017637-1043

Re:	CoreSite Realty Corporation Amendment No. 1 to Registration Statement on Form S-11 Filed June 28, 2010 SEC File No. 333-166810
Dear Mr. Dang:
     We are in receipt of the Staff’s letter dated July 22, 2010 with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-11 (as it may be amended or supplemented, the “Amendment No. 1”). We are responding to the Staff’s comments on behalf of CoreSite Realty Corporation (the “Company”) as set forth below. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) the second amendment to the Registration Statement on Form S-11/A (“Amendment No. 2”), which reflects changes made to respond to the Staff’s comments and to update the information in the Registration Statement to include financial and operational information as of and for the six months ended June 30, 2010. Courtesy copies of this letter and Amendment No. 2 (specifically marked to show the changes thereto) are being submitted to the Staff supplementally.
     The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 2. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. Page numbers referenced in the Company’s responses refer to page numbers in the marked copy of Amendment No. 2 furnished supplementally to the Staff.
     In addition, the Company is hereby supplementally providing drafts of the opinion of Venable LLP as to the legality of the securities being issued, which will be filed as Exhibit 5.1 to the Registration Statement prior to its effective date, and the opinion of Latham & Watkins LLP

July 27, 2010

as to certain U.S. federal income tax matters, which will be filed as Exhibit 8.1 to the Registration Statement prior to its effective date. Please see Exhibit A and Exhibit B hereto.
     In preparing this response letter, we and the Company have tried to thoroughly explain both the reasons behind the responses and the revisions made to the Registration Statement. We hope this will facilitate your review of the amended filing.
Prospectus Summary, page 1
Our Company, page 1
     1. We note you respond to comment 8 of our letter dated June 11, 2010 by using the term “high quality” instead of “premium” to describe your data centers. You rely upon the supplemental materials provided to support your use of this term. Please tell us where this term is defined in the supplemental materials and include the definition of “high-quality” data center in your disclosure.
     Response:
     In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with excerpts of the report upon which the Company relied in classifying its data centers as “high-quality,” as well as a chart demonstrating the criteria that each of its operating data center facilities meets. The report classifies data centers as “premium” or “standard” based on specified criteria. The Company notes that all of its operating data centers meet or exceed each of the criteria of “standard” data centers and ten of its eleven operating data centers meet at least four of the six criteria of “premium” data centers. In addition, the Company notes the following: (i) that the foregoing report was not prepared for or at the behest of the Company, and (ii) that the Company did not provide any compensation in connection with the preparation of the foregoing report.
Balance Sheet Positioned to Fund Continued Growth, page 4
     2. We note your response to comment 11 and the revised disclosure that you may incur additional indebtedness. If true, please revise your disclosure to clearly state that there are no limits on the amount of leverage you may use and make similar revisions to the risk factor on page 24.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see pages 4, 26 and 74 of Amendment No. 2.
     3. We note that you will have approximately $122.4 million of total long-term debt which is only 12.1% of the undepreciated book value of your total assets. Please revise to balance this disclosure by quantifying the redemption value of the OP units that will redeemable for cash, or shares, after the first anniversary of your offering.

July 27, 2010

     Response:
     The Company notes the Staff’s comment, but respectfully submits that it has determined not to revise the disclosure as suggested by the Staff. The purpose of the referenced paragraph is to note the Company’s favorable liquidity position due to its (i) relatively low level of indebtedness in comparison to the undepreciated book value of its assets, (ii) cash on hand, (iii) ability to access additional cash through available borrowing capacity under its new revolving credit facility and (iv) ability to obtain additional cash through the incurrence of additional debt, subject only to satisfying certain financial tests in its new revolving credit facility and any restrictions in any policy that the Company’s Board of Directors may adopt. If the Company’s obligations with respect to the operating partnership units were more similar to debt obligations such that they could only be settled in cash by the Company upon being tendered for redemption by unitholders, the Company agrees that quantifying the redemption value of the operating partnership units in the referenced paragraph would be appropriate in order to balance the disclosure. However, since the operating partnership units may be settled through the issuance of shares of common stock at the Company’s sole and absolute discretion, the Company believes that the operating partnership units are less like debt obligations and more like equity. As a result, the operating partnership units do not necessarily have an impact on liquidity and the Company does not believe that their redemption value is germane to the referenced disclosure. The Company notes to the Staff that it has disclosed the redemption value of the operating partnership units under “The Restructuring Transactions” on page 7 of the Registration Statement.
The Restructuring Transactions, page 6
     4. We note the changes made in response to our prior comment 13. Please clarify for us the business reasons for issuing OP units in exchange for the ownership interests in the entities and subsequently repurchasing them in a cash transaction, instead of just purchasing the ownership interests in the properties directly for cash.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the business purpose for the arranging the steps in this order is that the contribution of ownership interests to the operating partnership in exchange for operating partnership units must occur prior to the closing of the offering in order for the operating partnership to exist and to own the properties prior to the closing. However, prior to the contribution and closing of the offering, neither the operating partnership nor the Company will have cash available to fund such a transaction. The cash that will be used to purchase the operating partnership units is one of the uses of the proceeds of the offering. Thus, the simplest and most direct way to accomplish the transaction is for the properties to be contributed to the operating partnership in exchange for operating partnership units and then, at the Closing of the offering, have the Company use a portion of the offering proceeds to purchase a portion of the operating partnership units issued to the contributors. The Company has revised the Registration Statement to clarify the related sequence of transactions and to provide more information with respect to the units issued to and purchased from the Predecessor, on the one hand, and the entities contributing the Acquired Properties on the other. While the numbers related to these amounts will remain blank pending the determination of a price range, the Company advises the Staff that it expects that after Restructuring Transactions and the consummation of the offering, the Predecessor will hold in excess of 40% of the aggregate number of operating partnership units held by the Carlyle real estate funds and their affiliates. Please see pages 7 and 124 of Amendment No. 2.

July 27, 2010

Employment Agreement with Thomas M. Ray, page 9
     5. We note that you paid an affiliate of The Carlyle Group $575,000 as partial reimbursement for the related services rendered to you by Mr. Ray and his executive assistant during the year ended December 31, 2010. Clarify whether these services were rendered during the year ended December 31, 2009. If so revise accordingly.
     Response:
     The Company notes the Staff’s comment and has revised the disclosure to clarify that the services were rendered during the year ended December 31, 2009. Please see pages 10 and 65 of Amendment No. 2.
Restrictions on Transfer, page 10
     6. We note your response to comment 14 of our letter. In response to our comment, you state that the holders of the OP units will not be able to tender their units for redemption prior to the first anniversary. However, it appears that the holders will be able to tender a certain number of these units for redemption based on your present intention to use offering proceeds to purchase a certain amount of units. Please revise your disclosure to clarify this. Also, it appears from Section 15.1.A of your OP agreement that the general partner has the discretion to allow redemptions prior to the 12-month period. This appears inconsistent with your response. Please revise to reconcile your disclosure or advise.
     Response:
     The Company notes the Staff’s comments and has revised the form of Limited Partnership Agreement of CoreSite, L.P. to remove any ability to tender the operating partnership units to the operating partnership for redemption prior to the expiration of the 12-month period. Please see Exhibit 10.1 to Amendment No. 2.
     The Company also respectfully advises the Staff that in connection with the purchase of operating partnership units from the contributors concurrently with the completion of the initial public offering, such contributors will not be tendering the operating partnership units for redemption to CoreSite, L.P., but rather selling a certain number of operating partnership units to CoreSite Realty Corporation in a negotiated transaction substantially concurrent with, and in order to effectuate, the Restructuring Transactions.
Risk Factors, page 17

July 27, 2010

     7. We note your response to comment 19. It appears that the second bullet point in your response addresses a risk that is both material and specific to you. Please revise to restore that risk factor. Additionally, we note your explanation that the risk factor on page 33 regarding your status as a public company is not generic because of “additional costs” and responsibilities. Please note that while the costs and responsibilities are additional to you, they are incurred by all public companies. Please revise to demonstrate how this risk is specific to you or remove the risk factor.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to restore the referenced risk factor. Please see page 28 of Amendment No. 2. The Company has also revised the Registration Statement to delete the risk factor entitled “The requirements associated with being a public company will significantly increase our costs. . .” and revised the risk factor on page 33 of Amendment No. 2 entitled “We have no operating history as a REIT or as a public company and our inexperience may impede our ability to successfully manage our business.” The Company believes that by making these changes it has reduced repetitive disclosure and has tailored the disclosure to present a risk specific to the Company.
Distribution Policy, page 40
     8. Please supplementally confirm whether the amounts reflected in footnote (1) are net of abatements.
     Response:
     The Company notes the Staff’s comment and has revised footnote (1) to clarify that the amounts are net of abatements. Please see footnote (1) on page 41 of Amendment No. 2.
     9. In footnote (2) it appears that you have not reflected decreases for lease expirations in which a tenant has undergone a month-to-month lease. Since month-to-month leases are generally cancelable at any time, there does not appear to be an executed contractual lease for the period covered in your distribution table. As such, please provide your basis for not including the decreases for expirations for these customers or revise accordingly.
     Response:
     The Company notes the Staff’s comment and advises the Staff that its decision to exclude decreases for expirations of month-to-month leases is consistent with the treatment followed by other REITs in their registration statements in connection with initial public offerings, which we are providing supplementally to the Staff under separate cover. It should be noted that the Company generally does not sign initial leases on a month-to-month basis. Rather, the Company’s month-to-month leases are an extension of long-term leases that automatically convert to a month-to-month basis upon expiration in accordance with the terms of their lease agreements. Customers that continue on a month-to-month basis are generally in renewal negotiations with the Company, and typically renew their leases for terms of one year or more. Customers that do not intend to renew their leases typically vacate their spaces upon expiration.

July 27, 2010

     10. Refer to footnote (7). Given that your distribution table includes the actual contractual obligations for tenant improvements, we are unclear why you have included a tabular disclosure of the average tenant improvement costs and leasing commissions in your footnote as this information does not support the amounts included in your distribution table. Please expand your disclosure to explain how management expects investors to use this information and how it will enhance the investors’ understanding of your calculation of cash available for distribution. Please revise.
     Response:
     The Company notes the Staff’s comment and advises the Staff that its inclusion of historical tenant improvement costs and leasing commissions in its footnote disclosure to supplement the contractual obligations included in the distribution table is consistent with the treatment followed by REITs in their registration statements in connection with initial public offerings. The Company has modified this disclosure to reflect annual tenant improvement and leasing commission costs incurred by the Company on a total dollar basis instead of on a NRSF basis. The Company believes that inclusion of this data allows investors to understand how such costs vary between periods depending on the nature of the leases that the Company executes with customers.
     11. Clarify whether footnote (7) includes the tenant improvement work at 55 S. Market Street as described in footnote (3) on page 60.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the expected cost of the tenant improvement commitments related to the General Services Administration – IRS lease agreement is also included in footnote (3) of the Commitments and Contingences table on page 62 of Amendment No. 2. The Company has revised the disclosure in footnote (7) to clarify that this lease agreement relates to 55 S. Market Street. Please see page 41 of Amendment No. 2.
     12. From footnote (11) we note that you calculate the payout ratio using “estimated cash available for distribution per share” as your dominator. Please note that estimated cash available for distribution is a cash flow or liquidity measure and should not be presented or considered on a per share basis. As such, please revise to define your payout ratio based on the total estimated figures.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see footnote (12) on page 42 of Amendment No. 2.
     13. Please clarify why the cash impact of your scheduled loan repayments or any other material financing cash outflows for the 12 month period are not reflected in your tabular presentation or revise to include.
     Response:

July 27, 2010

     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. The Company has included scheduled amortization payments of mortgage loan principal due during the 12 months ending June 30, 2011 in the Cash Available for Distribution calculation. This is comprised solely of the expected amortization of the mortgage for the 12100 Sunrise Valley property. The mortgage on its 427 S. LaSalle property is scheduled to mature in March 2011, but the mortgage includes a one-year extension that does not have any performance tests or conditions outside the Company’s control. The Company intends to exercise this option and therefore excludes any repayments related to this mortgage. Please see the Cash Available for Distribution calculation and footnote (9) on pages 41 and 42 of Amendment No. 2.
     14. Please revise to clarify the portion of the estimated distribution that would constitute a return of capital, if any.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see page 39 of Amendment No. 2.
Capitalization, page 42
     15. We have read and considered your response to comment 24 and will monitor your next amendment for compliance. Please note that you need a firm commitment for continued inclusion of this financing activity in your document.
     Response:
     The Company notes the Staff’s comment but respectfully submits that it believes that the inclusion of financial information that gives effect to the financing activity that is expected to occur in connection with the offering is appropriate despite the fact that it may not be currently subject to a firm commitment. The Company is in advanced negotiations with each relevant financing source and believes that these negotiations and the current understandings between the parties provide a strong factual basis on which to base the pro forma information included in the Registration Statement. The Company also believes that the inclusion of this information is necessary for investors to understand and assess the Company’s capital structure that will be in place after the closing of the offering as well as the related impact on the Company’s results of operations, financial position and liquidity. The Company further advises the Staff that it will not seek to have the Registration Statement declared effective unless it has first entered into binding agreements or obtained firm commitments with respect to the Financing Transactions the terms of which are consistent with the financial information disclosed in the Registration Statement, and that the closing of such Financing Transactions are a pre-condition to the closing of the Company’s initial public offering. As a result, the Company requests that the Staff not object to the continued inclusion of such information in the Registration Statement.
     16. Please revise the Capitalization table to include a column that presents the pro forma amounts before the offering.

July 27, 2010

     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see page 43 of Amendment No. 2.
Management’s Discussion and Analysis..., page 48
Redevelopment History, page 49
     17. We have read and considered your response to comment 26. Please revise your disclosure to state the first property acquired in February 2000 was by one of the Acquired Properties.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see page 50 of Amendment No. 2.
Results of Operations of Our Acquired Properties, page 56
Three Months Ended March 31, 2010 Compared to March 31, 2009, page 56
     18. We note that $4.5 million of your operating revenue for this period was related to management fees. Under the caption “revenues” on page 50, you have not identified management services as part of your revenue earning operations. Please revise to elaborate on the management services portion of your business. Also, please revise to discuss the reason for the increased receipt of leasing, construction management, and property management fees.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the comparison of the three months ended March 31, 2010 compared to March 31, 2009 has been updated with a comparison of the three and six months ended June 30, 2010 compared to the corresponding periods in 2009. Further, the Company respectfully submits that discussion of management services under the caption “revenues” on page 51 is not relevant because upon completion of this offering and consummation of the Restructuring Transactions, management services will be eliminated as further discussed in adjustment (EE) to the pro forma condensed consolidated statements of operations for the six months ended June 30, 2010 and the year ended December 31, 2009.
     With regard to the reason for the increase in leasing, construction management and property management fees, the Company has supplemented the Registration Statement to include the requested disclosure. Please see page 59 of Amendment No. 2.
Commitments and Contingencies, page 60
     19. Refer to footnote (2). We note that your mortgage payments assume the completion of the refinancing transaction set for the Financing Transactions. To the extent you

July 27, 2010

have not obtained a firm commitment for the refinancing of your existing mortgage debt, your table should only reflect your current contractual obligations. Please advise or revise accordingly.
     Response:
     The Company notes the Staff’s comment but respectfully submits that it believes that the inclusion of financial information is appropriate for the reasons set forth in the Company’s response to Comment 15.
Business and Properties, page 70
     20. We note the first risk factor on page 20 indicates that you are dependent on third party providers of network connectivity. Please revise to discuss such dependence in this section and clarify if any of the providers would be considered a major provider to your operations.
     Response:
     The Company notes the Staff’s comment and advises the Staff that, while an inability to establish highly reliable network connectivity within and between certain of its data centers or the discontinuation or failure of such connectivity for a significant period of time could have a material adverse effect on its reputation and its ability to attract new and retain existing customers, the Company is not substantially dependent upon any one service provider of network connectivity. The Company further advises the Staff that it believes that it could timely replace a service provider of network connectivity in the event that any such service provider discontinued the provision of its services at a data center. The Company has revised the Registration Statement to clarify this belief. Please see page 77 of Amendment No. 2.
Our Portfolio, page 75
     21. We note your response to comment 33 that the difference between annualized and effective annual rents is not material and that abatements were immaterial. Please tell us if you provided your tenants with any concessions, in addition to the immaterial abatements. Also, please provide us with the rental disclosure on an effective basis and tell us the adjustments made to arrive at those figures. We note from footnote 6 that the amounts disclosed in the table are shown a gross basis. Please tell us if you have provided grossed up rent disclosure for leases that are not on a gross basis.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the Company does not generally provide its tenants with any concessions in addition to the immaterial abatements. In addition, as requested, the Company has set forth below a table calculating effective annual rent for each of its properties as well as the straight-line rent adjustments from annualized rent, which demonstrates a 0.1% variance between annualized rent and effective annual rent as of June 30, 2010.

July 27, 2010

		Straight-Line
	Annualized	Rent Adjustment	Effective Annual
Facilities	Rent ($000)	($000)	Rent ($000)	% Variance
One Wilshire	$20,411	$182	$20,593	0.9%
900 N. Alameda	12,469	(68)	12,401	-0.5%
55 S. Market	11,657	(134)	11,523	-1.2%
12100 Sunrise Valley	9,125	237	9,362	2.6%
427 S. LaSalle	6,667	(90)	6,577	-1.4%
1656 McCarthy	6,507	10	6,517	0.1%
70 Innerbelt	6,239	81	6,320	1.3%
32 Avenue of the Americas	3,730	36	3,766	1.0%
1275 K Street	1,914	(37)	1,877	-1.9%
2115 NW 22nd Street	1,314	(56)	1,258	-4.3%
Coronado-Stender Business Park:
2901 Coronado	9,762	(51)	9,711	-0.5%
Coronado-Stendar Properties	996	13	1,009	1.3%
2972 Stender	—	—	—	NA

Total Facilities	$90,792	$122	$90,914	0.1%

     The Company further advises the Staff that it has revised the Registration Statement to include operating expense reimbursement disclosure on an annualized basis. Please see footnote 6 on pages 2, 55 and 78 of Amendment No. 2.
     22. We note your disclosure that Mr. Brumer intends to bring suit against you. We further note your statement that you believe his claims are “baseless and lack merit.” The statement that his claims are baseless and without merit is a legal conclusion that you are not qualified to make. Please remove this conclusory language. Please make similar revisions to your disclosure on page F-54.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to remove the referenced disclosure. Please see page 102 and F-58 of Amendment No. 2.
Executive Officer Compensation, page 104
     23. We note your response to comment 44 that you do not intend to utilize a peer group in making compensation decisions. Please ensure that you revise all of your disclosure to remove references to utilizing a peer group. For example only, we note that you continue to refer to the peer group under the section “Base Salaries.”
     Response:
     The Company notes the Staff’s comment and has removed all references to utilizing a peer group from the Registration Statement. Please see page 110 of Amendment No. 2.
Other Stock Based Awards, page 114

July 27, 2010

     24. We note your response to comment 46 of our letter. We were not able to locate your revised disclosure. We therefore reissue our comment. To the extent that you have already determined such circumstances, please revise to discuss the conditions under which the holders of long-term incentive units will achieve full parity. If the incentive units could achieve full parity immediately, please revise to confirm that possibility. Please include this disclosure in this section.
     Response:
     The Company notes the Staff’s comment and respectfully advises the Staff that it believes the requested disclosure has been included in the Registration Statement. Please see the full paragraph beginning “In addition, we may from time to time. . .” on page 138 of Amendment No. 2.
Certain Relationships and Related Party Transactions, page 117
     25. We note your response to comment 48. Please clarify if the total value you disclose for the consideration to be received by the Carlyle affiliates includes the cash that will be used to purchase the OP units concurrently with the completion of this offering.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the total value disclosed for the consideration to be received by the Carlyle real estate funds and their affiliates includes both the value of the operating partnership units issued by the operating partnership to, and the cash that will be used by the Company to purchase operating partnership units from, the Carlyle real estate funds and their affiliates. We have revised the Registration Statement to clarify the referenced disclosure. Please see pages 8 and 124 of Amendment No. 2.
     26. We note your disclosure that the Carlyle affiliates will be liable for losses if representations and warranties made by the property contributors are determined not to be true and correct. We further note that they will only be liable to the extent such losses exceed 1% of the value of the operating partnership units and that they will only be liable for losses up to 10% of the value of the operating partnership units. Please add a risk factor to address the risk that you will be responsible for losses that do not meet the minimum threshold or that exceed the maximum threshold, even if it is determined that the property contributor made a false representation or warranty.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure within the risk factor entitled “We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire for which we may have limited or no recourse against the sellers” on pages 23 and 24 of the Registration Statement.

July 27, 2010

Description of Securities, page 135
Restrictions on Ownership and Transfer, page 132
     27. We note your response to comment 51 of our letter. Please clarify what constitutes “contemporaneous notice.”
     Response:
     The Company notes the Staff’s comment and advises the Staff that the concept of contemporaneous notice is intended to ensure that the stockholder provides the Company notice at the same time that the stockholder becomes aware of a possible violation by the stockholder of the ownership limit provisions. This immediacy is necessary to ensure that the Company can most effectively protect its status as a REIT, which is in the best interest of all of its stockholders. The concept of and need for immediate notice conflicts with an approach of establishing a deadline for such notice, such as 24 hours or a few days. Therefore, the Company has opted for the use of “contemporaneous notice” because it is generally defined to mean “during the same period of time.” The Company originally used the construct of “immediate notice” consistent with the majority of REITs, but revised the applicable disclosure in the Registration Statement to address the Staff’s prior Comment 51. The Company respectfully advises the Staff that it believes the current disclosure adequately conveys in commonly understood terms the immediacy necessary to ensure that the Company can most effectively protect its status as a REIT.
Coresite Realty Corporation
Pro forma Financial Statements and Notes
1 – Adjustments to the Pro Forma Condensed Consolidated Balance Sheet, page F-10
Adjustment (B), page F-10
     28. We have read and considered your response to comments 55 through 57. We note that you have deemed the Predecessor as the accounting acquirer. However as we stated in our prior comment, the Predecessor cannot be the accounting acquirer given that it is not a legal entity, although one of the combining entities that comprise the Predecessor may be the accounting acquirer. To the extent that you determine one of the combining entities of Carlyle Realty Partners V is the accounting acquirer, the other combining predecessor entities would still retain the predecessor basis since these entities are under common control. Please advise.
     Response:
     The Company notes the Staff’s comment and advises the Staff that in the ownership structure that exists today and that will exist prior to the consummation of the Restructuring Transactions, all of the equity interests in the entities that comprise the Predecessor are held by a single legal entity, CRP Fund V Holdco, LLC (“Fund V Holdco”). Fund V Holdco was formed on December 22, 2008 for the sole purpose of holding such interests and has no other assets or operations, except as described below. It was previously anticipated that Fund V Holdco would be dissolved in connection with the Restructuring Transactions; however, the Company will maintain its existence as the accounting acquirer and predecessor. As a result of this change, the Company will present the consolidated financial statements of Fund V Holdco as the Predecessor rather presenting the combined financial statements of the individual property level entities.
     Upon formation of the Fund V Holdco in December 2008, the members of the predecessor entities contributed their interests to Fund V Holdco in exchange for interests in Fund V Holdco. This exchange was treated as a reorganization of entities under common control and accordingly, the financial information of the Fund V Holdco for periods prior to its formation is the historical information of the contributed entities. As a result of identifying Fund V Holdco as the accounting acquirer and predecessor, an additional entity which was contributed to Fund V Holdco was also consolidated with the predecessor. This entity’s only activity was the sale of vacant buildings in 2007. The sale, and the resulting $4.5 million gain is now included in the consolidated statement of operations, member’s equity and cash flows for the year ended December 31, 2007.

July 27, 2010

     29. In your response to comment 57, you provide various percentages to illustrate the operating partnership interests going to the respective Funds. Tell us whether those percentages reflect the ownership before or after the repurchase of operating units for cash. If they do not reflect the cash-out, please revise your analysis accordingly to address this portion of your transaction.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the percentages provided in response to Comment 57 from our letter dated June 28, 2010 reflect the ownership percentage after the repurchase of operating partnership units for cash.
     30. Please note until we have more information surrounding the cash portion of the transaction, we are still evaluating your conclusions regarding the accounting acquirer.
     Response:
     The Company notes the Staff’s comment and refers the Staff to the Company’s response to Comments 25, 29 and 38 for further details surrounding the cash portion of the transaction.
Adjustment (C), page F-10
     31. We have read and reviewed the changes made pursuant to comment 58. As previously requested, please disclose the form of the consideration given for the Acquired Properties. In this regard, you should disclose the fair value of each major class of consideration to be given (e.g. cash consideration, equity interests, liabilities incurred).
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see adjustment (D) to the pro forma condensed balance sheet as of June 30, 2010 on pages F-11 to F-13 of Amendment No. 2.
     32. We have read and considered your response to comment 59. Please also disclose the number of units issued and the price per unit.
     Response:

July 27, 2010

     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see adjustment (D) to the pro forma condensed balance sheet as of June 30, 2010 on pages F-11 to F-13 of Amendment No. 2.
     33. Reference is made to the tabular presentation of the purchase price allocation. The purchase price allocation is not readily apparent when combined with the historical information and pro forma adjustments. Please revise to separately reconcile your purchase price allocation. In addition, please note material pro forma adjustments such as those reflected in this table, should be made on the face of the pro forma financial statements. Please revise accordingly.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see adjustment (D) to the pro forma condensed balance sheet as of June 30, 2010 on pages F-11 to F-13 of Amendment No. 2. Additionally, the Company has revised the pro forma condensed balance sheet as of June 30, 2010 on page F-8 to reflect the pro forma adjustments related to the acquisition of the CoreSite Acquired Properties.
Adjustment (D), page F-12
     34. We note that you have netted the material adjustments to cash on the face of your pro forma financial statements. As requested above, please separately show these material adjustments on the face of your pro forma financial statements.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see the pro forma condensed balance sheet as of June 30, 2010 on page F-8 of Amendment No. 2.
     35. We have read and considered your response to comment 61 and will monitor your next amendment for compliance. Please note that you need a firm commitment for continued inclusion of this financing activity in your document.
     Response:
     The Company notes the Staff’s comment but respectfully submits that it believes that giving pro forma effect to the noted Financing Transactions is appropriate for the reasons set forth in the Company’s response to Comment 15.
     36. We have read and considered your response to comment 62. It is unclear how you have revised your capitalization table on page 42 to show the effect of the issuance of the shares related to your retirement of the profits interest incentive program. Please advise or revise accordingly. Please also reflect the issuance of these shares in footnote (y) on page 12 and in the Dilution section on page 43.

July 27, 2010

     Response:
     The Company notes the Staff’s comment and advises the Staff that the “Redeemable noncontrolling interests in operating partnership” and “Additional paid in capital” line items included in the capitalization table give effect to the retirement of the profits interest incentive program as these balances are in agreement with the pro forma condensed balance sheet as of June 30, 2010 on page F-8 of Amendment No. 2, which is adjusted for the retirement of the profits incentive program. Please see adjustment (I) to the pro forma condensed balance sheet as of June 30, 2010 on page F-14 for further details.
     Additionally, the Company has revised the Registration Statement to include the requested disclosure to footnote (y) found on page 14 of Amendment No. 2 and footnote 2 of the Dilution section found on page 45 of Amendment No. 2.
     37. Furthermore, please disclose how you determined the fair value of the common stock and operating units that will be issued in connection with this program.
     Response:
     The Company advises the Staff that shares of common stock and operating partnership units will be issued to retire the profits interest incentive program. A portion these shares and units will be vested at the grant date and the unvested portion will vest over a two year period. The shares and units will be valued at the initial public offering price per share in the offering. Please refer to the revised disclosure in adjustment (I) on page F-14 of Amendment No. 2 for additional details.
     Further, the Company advises the staff that stock based compensation expense associated with shares issued under the Company’s new Long Term Incentive Plan have been reflected in the Company’s incremental general and administrative expense adjustment and were valued utilizing a Black-Scholes calculation based on the initial public offering price per share in the offering. Please refer to the revised disclosure in adjustment (FF) on page F-15 of Amendment No. 2 for additional details.
Adjustment (H), page F-12
     38. We have read and considered your response to comment 63 and continue to believe that your current disclosure is not sufficient. Please disclose, if true, that the cash payment being paid to the owners of the Predecessor and Acquired Properties represents the purchase of the operating partnership units received by the Carlyle real estate funds as consideration for the contributed or acquired properties. Also disclose the number of units of that will be purchased, the timing of the redemption, the purchase price and how such price was determined. This information should be shown on a disaggregated basis for the Predecessor and the Acquired Properties.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see adjustment (H) to the pro forma condensed balance sheet as of June 30, 2010 on page F-14 of Amendment No. 2.

July 27, 2010

     39. Further to our previous comment, the issuance and subsequent purchase of operating partnership units should be transparent on the face of your pro forma financial statements.
     Response:
     The Company notes the Staff’s comment and has included a reference to adjustment (H) on the face of the pro forma condensed balance sheet as of June 30, 2010. Please see page F-8 of Amendment No. 2 for further details.
CoreSite Acquired Properties
Financial Statements and Notes
Note 1 – Organization, page F-40
     40. We have read your response to comment 67. As previously requested, please revise your disclosure to clearly identify the common manager or owner of the CoreSite Acquired Properties. In addition, it is unclear why you indicate the CoreSite Acquired Properties are under common control versus common management as reflected in your disclosure.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement accordingly. Please see Note 1 on page F-43 of Amendment No. 2. Additionally, the Company has revised the Registration Statement to appropriately refer to “common management” as opposed to “common control” of the CoreSite Acquired Properties.
Part II.
Exhibits
     41. We note that you filed an unexecuted version of your articles of incorporation as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(6)(3) of Regulation S-K.
     Response:
     The Company notes the Staff’s comment and advises the Staff that it will file executed versions of the exhibits required to be so filed prior to effectiveness of the Registration Statement.
     42. We note your response to comment 70 of our letter. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.
     Response:

July 27, 2010

     The Company notes the Staff’s comment and advises the Staff that, in response to the comment, the Company will not incorporate by reference into its Exchange Act filings any exhibits not filed in their final form.
***

July 27, 2010

     Please direct any questions or comments regarding the foregoing to the undersigned at (202) 637-1028. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,
/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP
Enclosures

cc:	Yolanda Crittendon, Securities and Exchange Commission
Cicely LaMothe, Securities and Exchange Commission
Stacie Gorman, Securities and Exchange Commission
Thomas M. Ray, CoreSite Realty Corporation
Edward J. Schneidman, Esq., Mayer Brown LLP
John P. Berkery, Esq., Mayer Brown LLP
Jeffrey J. Knight, KPMG LLP
Raymond Y. Lin, Esq., Latham & Watkins LLP
Brandon J. Bortner, Esq., Latham & Watkins LLP

EXHIBIT A
[FORM OF OPINION OF VENABLE LLP]
[DRAFT]
___, 2010
CoreSite Realty Corporation
1050 17th Street, Suite 800
Denver, CO 80265

Re:	Registration Statement on Form S-11
Commission File No 333- 166810
Ladies and Gentlemen:
     We have served as Maryland counsel to CoreSite Realty Corporation, a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to ___shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), to be issued in an underwritten initial public offering covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).
     In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):
     1. The Registration Statement and the Prospectus included therein in the form in which it was transmitted to the Commission under the Securities Act;
     2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);
     3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;
     4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;
     5. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the registration and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

CoreSite Realty Corporation
___, 2010

     6. A certificate executed by an officer of the Company, dated as of the date hereof; and
     7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.
     In expressing the opinion set forth below, we have assumed the following:
     1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.
     2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.
     3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.
     4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.
     5. The Shares will not be issued or transferred in violation of any restriction or limitation contained in Article VII of the Charter.
     Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:
     1. The Company is a corporation duly incorporated and validly existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

CoreSite Realty Corporation
___, 2010

     2. The issuance of the Shares has been duly authorized and, when and if delivered against payment therefor in accordance with the Registration Statement, the Resolutions and any other resolutions adopted by the Board or a duly authorized committee thereof relating thereto, the Shares will be validly issued, fully paid and nonassessable.
     The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.
     The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.
     This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

EXHIBIT B
[FORM OF OPINION OF LATHAM & WATKINS LLP]
DRAFT
____________ ___, 2010
CoreSite Realty Corporation
1050 17th Street, Suite 800
Denver, Co 80265

Re:	CoreSite Realty Corporation
Ladies and Gentlemen:
     In connection with the registration statement on Form S-11 (the “Registration Statement”) filed by CoreSite Realty Corporation (the “Company”) on May 13, 2010 with the Securities and Exchange Commission (the “Commission”), in connection with the registration of the Securities under the Securities Act of 1933, as amended (the “Act”), you have requested our opinion concerning the statements in the Registration Statement under the caption “Federal Income Tax Considerations.”
     This opinion is based on various facts and assumptions, and is conditioned upon certain representations made by the Company as to factual matters through a certificate of an officer of the Company (the “Officer’s Certificate”). In addition, this opinion is based upon the factual representations of the Company concerning its business, properties and governing documents as set forth in the Registration Statement.
     In our capacity as counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments, as we have deemed necessary or appropriate for purposes of this opinion. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies. For the purpose of our opinion, we have not made an independent investigation or audit of the facts set forth in the above-referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations and statements made to us which are qualified as to knowledge or belief, without regard to such qualification.
     We are opining herein as to the effect on the subject transaction only of the federal income tax laws of the United States and we express no opinion with respect to the applicability

____________ ___, 2010

LATHAM & WATKINS LLP
thereto, or the effect thereon, of other federal laws, the laws of any state or any other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.
     Based on such facts, assumptions and representations and subject to the limitations set forth herein and in the Registration Statement and the Officer’s Certificate, it is our opinion that the statements in the Registration Statement under the caption “Federal Income Tax Considerations,” insofar as such statements purport to constitute summaries of United States federal income tax law and regulations or legal conclusions with respect thereto, constitute the opinion of Latham & Watkins LLP as to the material U.S. federal income tax consequences of the matters described therein.
     No opinion is expressed as to any matter not discussed herein.
     This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Also, any variation or difference in the facts from those set forth in the representations described above, including in the Registration Statement or the Officer’s Certificate may affect the conclusions stated herein. Moreover, the Company’s qualification and taxation as a real estate investment trust depend upon the Company’s ability to meet the various qualification tests imposed under the Internal Revenue Code of 1986, as amended, including through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation in any taxable year will satisfy such requirements.
     This opinion is furnished to you, and is for your use in connection with the transaction described herein. This opinion may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to, or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent, except that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, or the rules or regulations of the Commission promulgated thereunder.

Very truly yours, DRAFT